VIA EDGAR

January 27, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Sonia Bednarowski

Dietrich King

Re:	Black Diamond Therapeutics, Inc.

AccelerationRequest for Registration Statement on Form S-1

File No. 333-235789

Requested Date:         January 29, 2020

Requested Time:        4:00 p.m. Eastern Standard Time

Dear Ms. Bednarowski and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Black Diamond Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 29, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Marishka DeToy at (617) 570-1926. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Marishka DeToy, by facsimile to (617) 321-4360.

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If you have any questions regarding this request, please contact Marishka DeToy of Goodwin Procter LLP at (617) 570-1926.

Sincerely, BLACK DIAMOND THERAPEUTICS, INC.

/s/ David M. Epstein
David M. Epstein President and Chief Executive Officer

cc:	Thomas Leggett, Chief Financial Officer, Black Diamond Therapeutics, Inc.

Robert E. Puopolo, Esq., Goodwin Procter LLP